M&K CPAS PLLC

May 31, 2024

Autorité des marchés financiers

Dear Sirs / Mesdames

Re: Vision Marine Technologies Inc. (the "Company")

Notice of Change of Auditor pursuant to Section 4.11 of National Instrument 51-102 Continuous Disclosure Obligations ("NI 51-102")

In accordance with National Instrument 51-102, we have read the Company's Change of Auditor Notice dated May 31, 2024 and agree with the information contained therein, based upon our knowledge of the information at this date. We advise that we have no basis to agree or disagree with the comments in the Notice relating to Ernst & Young LLP.

Should you require clarification of further information, please do not hesitate to contact the writer.

Yours very truly,

M&K CPAS, PLLC

Daniel Lafley, CPA
Audit Partner
M&K CPAS, PLLC
24955 Interstate Hwy 45 Suite 400
The Woodlands, Texas 77380
832-242-9950 ext. 205 (office)
832-242-9956 (fax)
dlafley@mkacpas.com
www.mkacpas.com